

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2013

Via E-mail
Axel Merk
President and Chief Investment Officer
Merk Gold Trust
555 Bryant Street, Suite 455
Palo Alto, California 94301

> **Re: Merk Gold Trust**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 8, 2013**
> **File No. 333-180868**

Dear Mr. Merk:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  We note your response to comment 4 in our letter dated May 17, 2012 where you state that the trust does not have any "directors, executive officers, promoters, control persons, beneficial owners or affiliated persons." We further note your disclosure that that both the sponsor and trustee have authority to manage the trust with the latter responsible for the day-to-day administration of the trust. As such, to the extent not already disclosed, please provide the information required by Items 401, 403 and 404 of Regulation S-K for persons who perform policy-making functions typically performed by an executive officer and/or person who performs the functions typically performed by a director on behalf of the registrant. Please refer to Rule 405 of Regulation for further guidance.

2.  We note your response to comment 5 of our comment letter dated May 17, 2012. Please revise your prospectus to clarify that you have elected not to qualify as an emerging growth company as defined by the Jumpstart Our Business Startups Act. Please also

revise to clarify, if true, that you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) and that the election is irrevocable.

3.      To the extent you intend to use a fact sheet, please provide us with a copy for our review.

Prospectus Summary

4.      Please identify the "third-party broker" with whom the sponsor has entered into a services agreement and include such entity in the chart on page 4.

5.      We note that the custodian is responsible for the safekeeping of the trust's gold.  Please revise your disclosure to clarify whether the locations of the warehouses where the custodian intends to keep the gold are diversified and provide information regarding the controls that are in place to ensure that the gold is safe and the inspection rights, if any, that the trustee and sponsor with respect to the gold.

Risk Factors, page 12

6.      We note your response to comment 13 in our letter dated May 17, 2012.  Please include a risk factor that quantifies the amount of profit required for the value of a share at the end of the first year to equal the initial selling price.

Taking Delivery of Gold Bars, page 39

7.      Please clarify the potential circumstances under which the sponsor may waive or reduce processing fees as disclosed on page 41 of the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed

public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Kurt J. Decko, Esq.